UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)* Turkcell Iletisim Hizmetleri A.S.
(Name of Issuer) Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities) 900111204
(CUSIP Number) Jonas Bengtsson Telia Company AB SE-169 94 Solna Sweden +46 (0)8-504 550 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 3, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204
1	NAME OF REPORTING PERSONS Telia Company AB (formerly TeliaSonera AB)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2016 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2016

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

CUSIP No. 900111204
1	NAME OF REPORTING PERSONS Telia Finland Oyj (formerly TeliaSonera Finland Oyj)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2016 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2016

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

CUSIP No. 900111204
1	NAME OF REPORTING PERSONS Sonera Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2016 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2016

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

Telia Company AB, a Swedish corporation (formerly known as TeliaSonera AB, “Telia”), Telia Finland Oyj, a Finnish corporation (formerly known as TeliaSonera Finland Oyj, “Telia Finland”) and Sonera Holding B.V., a Dutch corporation (“Sonera Holding” and, together with Telia and Telia Finland, the “Reporting Persons”), hereby file this Amendment No. 1 (this “Amendment”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 11, 2009 (the “Original 13D”, and as amended hereby, the “Schedule 13D”), with respect to the ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S., a joint stock company organized and existing under the laws of the Republic of Turkey (the “Issuer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is filed by Telia, Telia Finland and Sonera Holding. Sonera Holding is a wholly owned subsidiary of Telia Finland, which in turn is a wholly owned subsidiary of Telia.

Telia provides telecommunication services in the Nordic and Baltic countries, the emerging markets of Eurasia, including Russia and Turkey. The principal executive offices of Telia are located at SE-169 94 Solna, Sweden. On April 13, 2016, the Swedish Companies Registration Office approved the change of Telia’s corporate name from TeliaSonera AB to Telia Company AB. Telia owns 100% of the share capital of Telia Finland.

Telia Finland provides telecommunication services in Finland and conducts other business activities relating to the holding and financing of certain subsidiaries of Telia and Telia Finland. The principal executive offices of Telia Finland are located at Teollisuuskatu 15, 00510 Helsinki, Finland. On March 23, 2017, Telia Finland’s corporate name was changed from TeliaSonera Finland Oyj to Telia Finland Oyj. In 2015, Telia Finland acquired Sonera Holding’s 47.09% interest of the outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, which owns 1,122,000,000.238 Shares of the Issuer, representing approximately 51.0% of the outstanding Shares, as of December 31, 2016. Telia Finland owns 100% of the share capital of Sonera Holding.

The principal business activities of Sonera Holding relate to the holding and financing of certain subsidiaries of Telia. The principal executive offices of Sonera Holding are located at Rodezand 34 K, 3011AN, Rotterdam, The Netherlands. Following the transactions in this Amendment, Sonera Holding is the holder of an aggregate direct interest in 153,531,983.604 Shares of the Issuer, representing approximately 7.0% of the outstanding Shares of the Issuer.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule A hereto and incorporated by reference herein.

During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following information:

As of the filing of the Original 13D, Sonera Holding held 287,632,179.557 ordinary shares of the Issuer in closely-held form, 4,853,029.047 ordinary shares of the Issuer in publicly-held form and 6,418,710 American Depositary Shares of the Issuer (representing 16,046,775 Shares of the Issuer). In 2013, Sonera Holding converted such American Depositary Shares into 16,046,775 ordinary shares of the Issuer in publicly-held form and, on December 6 and 7, 2016, Sonera Holding applied to the Turkish Central Registry Agency to convert its 287,632,179.557 ordinary shares of the Issuer that it held in closely-held form to be in publicly-held form. Thereafter, Sonera Holding held all 308,531,983.604 Shares of the Issuer in publicly-held, ordinary share form.

Disputes regarding the ownership of Turkcell Holding and related matters are ongoing in various jurisdictions. On September 1, 2011, an International Chamber of Commerce (ICC) Arbitral Tribunal awarded Telia USD 932 million in damages, plus interest and costs, for Cukurova Holding’s failure to deliver the Turkcell Holding shares as required under the share purchase agreement. Due to the refusal of Cukurova Holding to honor the ICC award, Telia Company has pursued legal action to enforce the award and continues to vigorously pursue collection of the ICC award. On October 24, 2011, the Eastern Caribbean Supreme Court in the High Court of Justice, British Virgin Islands, granted Sonera Holdings’s application to enter the ICC award as a judgment of the court for approximately USD 1 billion, plus interest. Sonera Holdings has obtained an order in the same court ordering the sale of Cukurova Holding’s indirect interest in the Turkcell Holdings, held by a Cukurova Holding subsidiary and subject to a security held by T.C. Ziraat Bankasi A.Ş., at public auction. Cukurova has appealed that order to the Court of Appeal for the Eastern Caribbean, which appeal is pending. On May 30, 2016, Cukurova Holding initiated a legal action before the Anatolian Istanbul 7th Commercial Court of First Instance in Turkey to collaterally challenge the amount the ICC award. Cukurova is currently appealing the dismissal of that application.

As a result of Turkcell not meeting mandatory legal obligations regarding the minimum number of independent directors in its board of directors (the “Board”), in March 2013, the Turkish Capital Markets Board (CMB) appointed three independent members to the Board, replacing three Board members representing each of the major shareholders. In August 2013, the CMB took further action and resolved on two issues. Firstly, the CMB terminated the tenures of all remaining members of the Board elected by the shareholders and appointed two new members. Secondly, each major shareholder was invited to nominate two independent board member candidates. On September 2, 2013, Telia nominated Mr. Erik Belfrage and Mr. Jan Rudberg as independent candidates.  Neither Cukurova Holding nor any LetterOne Party nominated a candidate. Telia’s nominations were accepted and the CMB appointed the independent candidates nominated by Telia as members of the Board on September 13, 2013.  Since that date, the seven members of the appointed by the CMB have remained in place.

The Joint Venture Agreement entered into November 2009 (a copy of which is attached to the Original 13D as Exhibit (a)) has terminated in accordance with its terms, with the exception of limited provisions, including that certain LetterOne Parties under certain circumstances remain entitled to receive part of the damages amount set out in the ICC award, if such funds are successfully collected by Telia.

On May 3, 2017, pursuant to the terms of a Secondary Block Trade Agreement, dated as of May 3, 2017 (the “Block Trade Agreement”) among Sonera Holding, as Seller, and Merrill Lynch International, Citigroup Global Markets Limited and UBS Limited, as managers (the “Managers”), Sonera Holding agreed to sell an aggregate of 155,000,000 Shares of the Issuer (in publicly-held, ordinary and tradeable share form) at a price of TRY 11.45 per Share, raising gross proceeds of TRY 1,774,750,000. The sale is expected to close on May 8, 2017. The proceeds will be used for the general corporate purposes of the group of companies owned and controlled by Telia.

Pursuant to the Block Trade Agreement, Sonera Holding agreed that the Reporting Persons and their subsidiaries, without the consent of the Managers, will not offer, sell, contract to sell, pledge, grant any option over or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition and whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, any equity securities of the Issuer or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Issuer, or publicly announce an intention to effect any such transaction, until the date which is 90 days after the closing date of the sale of Shares under the Block Trade Agreement.

As referred to herein, the “LetterOne Parties” comprise Alfa Telecom Turkey Limited, ATTL Limited, ATTL Holdings, ATTL Holdings UK Limited and LetterOne Investment Holdings S.A., which to the best knowledge of the Reporting Persons, are the successors in interest to the Altimo Parties.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following information:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. As part of their effort to maximize the value of their investment, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things, direct or indirect acquisition of additional securities of the Issuer; disposition of any securities of the Issuer owned directly or indirectly by them; extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries; the sale or transfer of a material amount of assets of Issuer or its subsidiaries; changes in the board of directors or management of the Issuer; changes in the capitalization or dividend policy of the Issuer; and other similar or related matters.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

As described in more detail in Item 3, following completion of the sale under the Block Trade Agreement, Sonera Holding will directly hold, and the other Reporting Persons beneficially own, with shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, (a) 153,531,983.604 Shares of the Issuer, representing approximately 7.0% of the outstanding Shares (based on 2,200,000,000 shares outstanding on December 31, 2016 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2016) and (b) 47.09% of the outstanding shares of Turkcell Holding. Turkcell Holding owns 1,122,000,000.238 Shares of the Issuer, representing approximately 51.0% of the outstanding Shares.

Upon entering into the Block Trade Agreement, Telia announced that it believed that its direct stake in the Issuer is deemed to have no impact or influence on the strategic solution to the Turkcell Holding deadlock, and that Telia will continue to work to find solutions to our shareholding in the Issuer to restore corporate governance and reinstate an attractive capital management policy for the Issuer.

As described in more detail in Item 3, since 2013, the Board of the Issuer has been appointed by the CMB. However, the Turkcell Holding Shareholders Agreement remains in effect (a copy of which is attached to the Original 13D as Exhibit (b)), and, if the deadlock among Telia, Cukurova Holding and the LetterOne Parties is resolved, Telia Finland could exercise its rights thereunder to nominate two members of the seven-member board of directors of the Issuer. As a result, the Reporting Persons may be deemed to have formed a group with some or all of Cukurova Holding (and its affiliates) or some or all of the LetterOne Parties (or their affiliates) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Cukurova Holding or the LetterOne Parties. To the best of the Reporting Persons’ knowledge, certain of the LetterOne Parties or their predecessors have entered into agreements with affiliates of Cukurova Holdings and the LetterOne Parties, as a result of those agreements and its indirect interest in Turkcell Holding, may be deemed to have beneficial ownership of, shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares of the Issuer held by Turkcell Holding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares of the Issuer, has the right to acquire any Shares of the Issuer or presently has the sole or shared power to vote or to direct the voting of, or to dispose or direct the disposition of, any Shares of the Issuer.

Except as disclosed in Item 3, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them (other than the rights and powers of ATT, Cukurova Holding and their respective affiliates with respect to the shares of Turkcell Holding indirectly owned by them).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following information:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

Telia Company AB

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	General Counsel

By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	CFO

Telia Finland Oyj

By:	/s/ Jonas Bengtsson
	Name:	Jonas Bengtsson
	Title:	Board Director

By:	/s/ Hannu-Matti Mäkinen
	Name:	Hannu-Matti Mäkinen
	Title:	Board Director

Sonera Holding B.V.

By:	/s/ Jonas Olsson
	Name:	Jonas Olsson
	Title:	Senior legal counsel

SCHEDULE A

Telia Company AB
Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Marie Ehrling	Chair of the Board	Telia Company AB 169 94 Solna Sweden	Swedish

Olli-Pekka Kallasvuo	Vice-Chair of the Board	Telia Company AB 169 94 Solna Sweden	Finnish

Susanna Campbell	Board member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Mikko Kosonen	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Finnish

Nina Linander	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Martin Lorentzon	Co-founder and Chair of the Board in Spotify	Telia Company AB 169 94 Solna Sweden	Swedish

Anna Settman	Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swedish

Olaf Swantee	CEO of Sunrise AG, Board Member of several companies	Telia Company AB 169 94 Solna Sweden	Swiss

Agneta Ahlström	Employee Representative, Chair of the Swedish Union for white-collar workers in the private labour market, Telecommunications section (Unionen-Tele)	Telia Company AB 169 94 Solna Sweden	Swedish

Stefan Carlsson	Employee Representative	Telia Company AB 169 94 Solna Sweden	Swedish

Eva-Marie Penttilä	Finnish Employee Representative	Telia Company AB 169 94 Solna Sweden	Finnish

Peter Wiklund	Chair of the Union of Service and Communication Employees within Telia Company, SEKO klubb Telia	Telia Company AB 169 94 Solna Sweden	Swedish

Executive Officers

Johan Dennelind	President and Chief Executive Officer	Telia Company AB 169 94 Solna Sweden	Swedish

Robert Anderson	Senior Vice President and Head of Corporate Holdings	Telia Company AB 169 94 Solna Sweden	Finnish

Hélène Barnekow	Executive Vice President and Head of Telia Sweden and Skanova	Telia Company AB 169 94 Solna Sweden	Swedish

Jonas Bengtsson	Senior Vice President and Group General Counsel	Telia Company AB 169 94 Solna Sweden	Swedish

Peter Borsos	Senior Vice President and Head of Group Communications and Chair of Division X	Telia Company AB 169 94 Solna Sweden	Swedish

Abraham Foss	Senior Vice President and CEO of Telia Norway	Telia Company AB 169 94 Solna Sweden	Norwegian

Christian Luiga	Executive Vice President and Chief Financial Officer	Telia Company AB 169 94 Solna Sweden	Swedish

Cecilia Lundin	Senior Vice President and Head of People and Brand	Telia Company AB 169 94 Solna Sweden	Swedish

Anders Olsson	Senior Vice President, COO and Head of Global Services and Operations	Telia Company AB 169 94 Solna Sweden	Swedish

Ingrid Stenmark	Senior Vice President and Head of CEO Office	Telia Company AB 169 94 Solna Sweden	Swedish

Stein-Erik Vellan	Senior Vice President and CEO of Telia Finland	Telia Company AB 169 94 Solna Sweden	Norwegian

Henriette Wendt	Senior Vice President and Head of Cluster	Telia Company AB 169 94 Solna Sweden	Danish

Telia Finland Oyj
Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Robert Andersson	Chair of the Board of Directors	Teollisuuskatu 15 Helsinki, Uusimaa 00510 Finland	Finland

Jonas Bengtsson	Member of the Board of Directors	Teollisuuskatu 15 Helsinki, Uusimaa 00510 Finland	Sweden

Christian Luiga	Member of the Board of Directors	Teollisuuskatu 15 Helsinki, Uusimaa 00510 Finland	Sweden

Hannu-Matti Mäkinen	Member of the Board of Directors	Teollisuuskatu 15 Helsinki, Uusimaa 00510 Finland	Finland

Stein-Erik Vellan	Managing Director	Teollisuuskatu 15 Helsinki, Uusimaa 00510 Finland	Norway

Sonera Holding B.V.
Directors and Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Jaap Johan van der Vlies	Managing Director, Sonera Holding B.V.	3011 AN) Rotterdam (the Netherlands), Rodezand 34 K	The Netherlands

Sven Hakan Jansson	Senior Advisor, Corporate Control, Telia Company AB (publ)	3011 AN) Rotterdam (the Netherlands), Rodezand 34 K	Swedish

Ingrid Maria Stenmark	Senior Vice President and Head of CEO Office, Telia Company AB (publ)	3011 AN) Rotterdam (the Netherlands), Rodezand 34 K	Swedish

Executive Officers

Jaap Johan van der Vlies	Managing Director	3011 AN) Rotterdam (the Netherlands), Rodezand 34 K	The Netherlands

EXHIBIT INDEX

Exhibit No.	Exhibit Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo, Telia, Sonera Holding and Telia Finland.*

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.*

C	Joint Filing Agreement among Telia, Telia Finland and Sonera Holding.*

* Filed with the Original 13D on November 11, 2009.